Dan Thelander

Dan Thelander, who sits on the Family Farm Alliance board of directors, farms in the Maricopa Stanfield Irrigation and Drainage District (MSIDD) in Arizona, located south of Phoenix. He is a partner in his family farm, Tempe Farming Co., along with his nephew and son. They farm about 5,000 acres in Pinal County, growing cotton, alfalfa, durum wheat, silage corn, and guayule. Most of the farm is flood irrigated, but about 1,000 acres utilize sub surface drip irrigation.

Mr. Thelander has been active in many farm organizations though the years. He is a past president of the Maricopa County Farm Bureau and Arizona Cotton Growers Association. He is currently serving as a vice-president of the American Cotton Producers, Chairman of Electrical District 3, and is Vice-President of MSIDD. In that position, Mr. Thelander has taken an active role in representing Central Arizona Project (CAP) agriculture water users. He received his BS in Agronomy with an Ag Business Curriculum from the University of Arizona in 1977. He lives in Tempe, Arizona with his wife, Karen.